FORM 4 __ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Nickoll John F	2. Issuer Name and Tickler or Trading Symbol Sun Healthcare Group, Inc. (SUHG.OB)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director ___ 10% Owner __ _ Officer (give title below) ___Other (specify below)
(Last) (First) (Middle) 2450 Colorado Ste. 3000 West	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)			4. Statement for Month/Year September 10, 2002
(Street) Santa Monica, CA 90404				5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	4/4/02	N/A	P		54,449	A	$21.80	927,688	I	(1)
Common Stock	9/10/02	N/A	P		65,000	A	$5.35	992,688	I	(1)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4.Transaction Code (Instr. 8)		5.Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6.Date Exerciseable and Expiration Date (Month/Day/Year)		7.Title and Amount of Underlying Securities (Instr. 3 and 4)		8.Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11.Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Option (Right to Buy)	$27.00							(2)	3/25/09	Common Stock	3,000		3,000	D
Option (Right to Buy)	$27.00							(3)	7/31/09	Common Stock	7,000		7,000	D

Explanation of Responses:

(1)  Mr. Nickoll has indirect ownership as a managing member of FIT G.P. the general partner of Foothill Investment Trust, L.P., as a general partner of Foothill Partners III, L.P. and as a managing member of FP IV CP, LLC, the general partner of Foothill Partners, IV, L.P.
(2)  Vests at the rate of 25% on each of March 26, 2003, 2004, 2005 and 2006.
(3)  Vests at the rate of 25% on each of August 1, 2003, 2004, 2005 and 2006

	/s/ John Nickoll **Signature of Reporting Person	9/11/02 Date

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure